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October 16, 2025

SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, DC 20549

Attention: Marc Thomas, Ben Phippen, Eric Envall and James Lopez

Re:	Exzeo Group, Inc.

Registration Statement on Form S-1 (File No. 333-290500)

CIK No. 0001873951

Dear Marc Thomas, Ben Phippen, Eric Envall and James Lopez:

On behalf of Exzeo Group, Inc. (the “Company”), we are filing today Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement.

The Amendment includes a price range, the number of shares to be offered, and language pursuant to Rule 473(b) under the Securities Act of 1933, as amended (the “Securities Act”), such that, absent further action by the Staff, the Registration Statement is expected to become automatically effective at 5:30 p.m. Eastern Standard Time on the twentieth day following the date of this filing, or on November 4, 2025, in accordance with Section 8(a) of the Securities Act.

The Company will continue to monitor the Commission’s operational status in connection with the proposed offering and may re-evaluate reliance on Section 8(a) if normal government operations resume prior to November 4, 2025.

In filing this Amendment, the Company is relying on the Division of Corporation Finance’s guidance titled “Updated Division of Corporation Finance Actions In Advance of a Potential Government Shutdown,” dated October 9, 2025. As noted in that guidance, Rule 430A permits the omission of certain information, including pricing and price-dependent disclosures, from the prospectus included in a registration statement that is declared effective. The Staff further stated that it will not recommend enforcement action to the Commission if a company omits such information during a shutdown and the registration statement becomes effective by operation of law pursuant to Section 8(a) of the Securities Act. Consistent with this guidance, the Company has omitted certain price-dependent information from the Amendment pursuant to Rule 430A and intends to include such information in a form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act following the effective date of the Registration Statement.

AUSTIN | BOSTON | BRUSSELS | CHICAGO | DALLAS | DENVER | DETROIT | HOUSTON | JACKSONVILLE | LOS ANGELESMADISON | MEXICO CITY | MIAMI | MILWAUKEE | NASHVILLE | NEW YORK | ORLANDO | RALEIGH | SACRAMENTO | SALT LAKE CITYSAN DIEGO | SAN FRANCISCO | SILICON VALLEY | TALLAHASSEE | TAMPA | TOKYO | WASHINGTON, D.C.

October 16, 2025

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely
Curt P. Creely